SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                         STERLING FINANCIAL CORPORATION
             -------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $5.00 PER SHARE
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   859317 10 9
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                             Mr. Richard D. McDaniel

                          2200 South Ocean Lane, #2908
                              Points of America II
                            Ft. Lauderdale, FL 33316

             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 15, 1999
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    Page 1 of 8 sequentially numbered pages.
                            Exhibit Index on page 8.


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CUSIP NO. 859317 10 9               SCHEDULE 13D
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1        Name of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only)

         Richard D. McDaniel
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2        Check the Appropriate Box If a Member of a Group             (a)  /   /
                                                                      (b)  / x /
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3        SEC Use Only
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4        Source of Funds
         00
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5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)
         /  /
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6        Citizenship or Place of Organization
         United States
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Number of           7        Sole Voting Power
Shares                       367,814
Beneficially        ------------------------------------------------------------
Owned by            8        Shared Voting Power
Each                         24,020
Reporting           ------------------------------------------------------------
Person              9        Sole Dispositive Power
with                         367,814
                    ------------------------------------------------------------
                    10       Shared Dispositive Power
                             24,020
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11       Aggregate Amount Beneficially Owned by Each Reporting Person
         391,834
--------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
         /   /
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         5.5%
--------------------------------------------------------------------------------
14       Type of Reporting Person
         IN
--------------------------------------------------------------------------------


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                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is the common stock, par value $5.00 per share (the "Common Stock"), of Sterling Financial Corporation, a Pennsylvania corporation (the "Company"), which has its principal executive offices at North Pointe Banking Center, 101 North Pointe Boulevard, Lancaster, Pennsylvania 17601.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement on Schedule 13D is being filed by Richard D. McDaniel ("Mr. McDaniel").

         Mr. McDaniel's residence address is 2200 South Ocean Lane, #2908, Points of America II, Ft Lauderdale, Florida 33316. Mr. McDaniel's present principal occupation and employment is as a private investor and as a consultant to the Company, which is located at North Pointe Banking Center, 101 North Pointe Boulevard, Lancaster, Pennsylvania 17601. As a consultant, Mr. McDaniel provides advisory and consulting services and acts as a resource person for marketing the Company's and its subsidiaries' services and products.

         During the last five years, Mr. McDaniel has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. McDaniel is a citizen of the United States of America and a resident of the State of Florida.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This statement is being filed by Mr. McDaniel as a result of the merger (the "Merger") of Northeast Bancorp, Inc., a Delaware corporation ("NBI"), with and into the Sterling Financial Interim Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Company ("Sterling AC"), pursuant to the Agreement and Plan of Reorganization dated as of February 10, 1999 (the "Agreement") by and among the Company, Sterling AC, NBI and First National Bank of North East, a national banking association and wholly-owned national bank subsidiary of NBI ("First National"). As a result of the Merger, First National became a wholly-owned, second tier subsidiary of the Company. Pursuant to the Merger, each share of NBI Common Stock, par value $1.00 per share ("NBI Common Stock") issued and outstanding immediately prior to the effective time of the Merger was converted into two shares of Common Stock.



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         Prior to the Merger, Mr. McDaniel owned, as a joint tenant with the right of survivorship with those person named in Item 6, 12,010 shares of NBI Common Stock. As a result of the Merger, these jointly owned shares were converted in 24,020 shares of Common Stock. In addition, Mr. McDaniel was the sole beneficiary of the Shady Beach Trust (the "Trust"), which owned 183,907 shares of NBI Common Stock immediately prior to the Merger. As a result of the Merger, the shares of NBI Common Stock owned by the Trust were converted into 367,814 shares of Common Stock. The terms of the Trust grants the trustee various powers, subject to certain restrictions, including the power to sell the assets of the Trust and to vote shares of stock held by the Trust. The power of the Trustee to dispose of the assets of the Trust is limited by the provisions of the Trust which require the written approval of the advisor of the Trust before any such disposition of assets. Mr. McDaniel is the advisor to the Trust.

ITEM 4. PURPOSE OF TRANSACTION.

         The shares of Common Stock acquired by Mr. McDaniel, either as a joint tenant or as a beneficiary of the Trust, pursuant to the Merger were acquired for, relate to, and were being held for investment purposes. Depending upon Mr. McDaniel's evaluations of the Company's business and prospects and his intentions with respect thereto, and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, money and stock market conditions, and general economic conditions), Mr. McDaniel may from time to time purchase shares of Common Stock, dispose of all or a portion of the shares of Common Stock, or cease buying or selling shares of Common Stock. Any additional purchases of the shares of Common Stock may be direct or indirect or may be in open market or privately-negotiated transactions, or otherwise.

         Pursuant to the Merger and the Agreement, S. Amy Argudo, one of the trustees of the Trust, who served as a member of the board of directors of NBI, was appointed to the class of directors of the board of directors of the Company (the "Board") whose term expires in the year 2000. Also pursuant to the Agreement, the Board will nominate and recommend to the shareholders of the Company at the year 2000 annual meeting that they elect S. Amy Argudo to the Board for an additional three-year period.

         Other than as described in this Statement on Schedule 13D, Mr. McDaniel has no plans to effect:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Company, including any change in the number or term of directors or the filling of any vacancies on the Board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) any change in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Company by any person;

         (h) the delisting of any class of securities of the Company from a national securities exchange or the ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         (i) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         As described more fully in Item 6 below, Mr. McDaniel owns 24,020 shares of Common Stock as a joint tenant with the right of survivorship and is the sole beneficiary of 367,814 shares of Common Stock held by the Trust. As of the date hereof, Mr. McDaniel has: (i) the sole power to vote or direct the vote of 367,814 shares of Common Stock; (ii) the sole power to dispose of or direct the disposition of 367,814 shares of Common Stock; (iii) the shared power to vote or direct the vote of 24,020 shares of Common Stock; and (iv) the shared power to dispose of or direct the disposition of 24,020 shares of Common Stock. In the aggregate, Mr. McDaniel has the shared or sole power to vote, or direct the vote, and the sole or shared power to dispose, or direct the disposition, of 391,834 shares of Common Stock. Based upon the Company's latest filing on Form 10-Q, as of March 31, 1999 there were 6,447,209 shares of Common Stock outstanding. As a result of the Merger, an additional 677,624 shares of Common Stock were issued as the consideration for the Merger and, therefore, at present, there are 7,124,833 shares of Common Stock issued and outstanding. As the result of the Merger, Mr. McDaniel may be deemed to beneficially own 391,834 shares of Common Stock, representing 5.5% of the issued and outstanding shares of Common Stock. There are no other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock owned by Mr. McDaniel.

         Other than the transactions described herein, Mr. McDaniel has not effected any transactions in the Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER

         As stated above, Mr. McDaniel owns, as a joint tenant with the right of survivorship, 24,020 shares of Common Stock. Of the 24,020 shares of jointly held Common Stock, Mr. McDaniel owns: (1) 5,242 shares of Common Stock jointly with S. Amy Argudo, his daughter and a trustee of the Trust; (2) 6,426 shares of Common Stock jointly with Joseph David McDaniel, his son; (iii) 7,200 shares of Common Stock jointly with Nancy M. Hughes, his daughter and the second trustee of the Trust; and (iv) 5,152 shares of Common Stock jointly with Richard D. McDaniel, Jr., his son. In addition, as stated above, Mr. McDaniel is the sole beneficiary of the Trust, which owns 367,814 shares of Common Stock. Mr. McDaniel, as advisor to the Trust, may direct the disposition of the shares of Common Stock held by the Trust.

         Except as set forth herein and to the best knowledge of Mr. McDaniel, there are no contracts, agreements, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to the securities of the Company, including, but not limited to, transfer or voting arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         A. The Agreement and Plan of Reorganization dated as of February 10, 1999 by and among Sterling Financial Corporation, Sterling Financial Interim Acquisition Corporation, Northeast Bancorp, Inc. and First National Bank of North East (Incorporated by Reference to Annex A to the Company's Registration Statement on Form S-4 No. 333-76821 dated May 12, 1999).




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 1999




                                           /s/ Richard D. McDaniel
                                           ------------------------------
                                           Richard D. McDaniel

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                                  EXHIBIT INDEX
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


                                                                                              Page Number
                                                                                              in Manually
Exhibit                                                                                     Signed Original
-------                                                                                     ---------------
     2        Agreement and Plan of Reorganization dated February                                 __
              10, 1999, by and among Sterling Financial Corporation,
              Sterling Financial Interim Acquisition Corporation,
              Northeast Bancorp, Inc. and First National Bank of
              North East (Incorporated by Reference to Annex A to the
              Company's Registration Statement on Form S-4 No.
              333-76821 dated May 12, 1999).